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                            April 24, 2023

       Scott Klossner
       Chief Financial Officer
       Mercato Partners Acquisition Corporation
       2750 E. Cottonwood Parkway Suite #500
       Cottonwood Heights, UT 84121

                                                        Re: Mercato Partners
Acquisition Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 4, 2023
                                                            File No. 001-41017

       Dear Scott Klossner:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Exhibit 31.1, page 1

   1. Please revise to include paragraph 4(b) as required by Section 302 of the Sarbanes-Oxley
                                                        Act. The same revision
should be made in Exhibit 31.2. Refer to Item 601(b)(31) of
                                                        Regulation S-K and
Section 246.13 of the Regulation S-K C&DIs.
 Scott Klossner
Mercato Partners Acquisition Corporation
April 24, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameScott Klossner                      Sincerely,
Comapany NameMercato Partners Acquisition Corporation
                                                      Division of Corporation
Finance
April 24, 2023 Page 2                                 Office of Technology
FirstName LastName